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MAR 15 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **SUPREME ALLIANCE, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 CATANIA WAY
(No. and Street)

WEST PALM BEACH	**FL**	**33411**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY SMITH **561-410-5002**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, HENRY SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or SUPREME ALLIANCE, LLC, as of DECEMBER 31, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~State of Florida~~
County of Palm Beach

Sworn and subscribed before me this 9 day of MARCH, 2019 by Henry Smith, who produced FLORIDA DRIVERS LIC. as identification.

VALERIE SOLOMON
MY COMMISSION # FF925835
EXPIRES: December 10, 2019

Public Notary

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPREME ALLIANCE LLC
REPORT OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Supreme Alliance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Supreme Alliance, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Supreme Alliance LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Supreme Alliance, LLC's management. Our responsibility is to express an opinion on Supreme Alliance, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Supreme Alliance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I (see page number 9) has been subjected to audit procedures performed in conjunction with the audit of Supreme Alliance, LLC's financial statements. The supplemental information is the responsibility of Supreme Alliance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Supreme Alliance, LLC's auditor since 2017.

Maitland, Florida

March 8, 2019

SUPREME ALLIANCE LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$ 24,148	
Commission Receivable	6,888	
Prepaid Expenses	12,171	
Total Assets		$ 43,207

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Commissions Payable	$ 3,468
Accounts Payable	900
Member's Equity	38,839
Total Liabilities and Member's Equity	$ 43,207

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUE		
Commission income –Mutual Funds; 12(B)-1; Insurance Products	$ 215,318	
Other Income	14,422	
Total Revenues		$ 229,740
EXPENSES		
Commission Expenses	133,136	
Professional Fees	27,300	
Registration & Regulatory Fees	22,905	
Technology	3,788	
Other General and Administrative	11,854	
Total Expenses		198,983
Net Income		$ 30,757

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

		Total Member's Equity
Beginning balance	$	30,212
Member contribution		8,500
Member Distribution		(30,630)
Net Income		30,757
Ending balance (Deficit)	$	38,839

SUPREME ALLIANCE LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

OPERATING ACTIVITIES		
Net Income / (loss)	$	30,757
Adjustments to reconcile net loss to net cash used in operations		
Increase in Commissions Receivable		18,069
Increase in Prepaid Expense		164
Increase in Accounts Payable		900
Decrease in Commission Payable		(18,331)
Net cash provided in operating activities		31,559
FINANCING ACTIVITIES		
Member contributions		8,500
Member distribution		(30,630)
Net cash used in financing activities		(22,130)
Net increase in cash		9,429
CASH, BEGINNING OF YEAR		14,719
CASH, END OF YEAR	$	24,148

See Independent Auditor's Report and Accompanying Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Nature of Business and Regulation

Supreme Alliance, LLC ("the Company") is a Delaware limited liability company that began broker-dealer operations in March 1998 to market life insurance and mutual fund products to insurance agents. The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority (FINRA) and is a wholly owned subsidiary of Insurance Distribution Consulting, LLC.

The Company is registered with FINRA as a limited broker- dealer participating in annuity contracts and mutual funds. The Company operates pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and will not hold clients' funds or securities , nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will conduct both institutional and retail business.

Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission from the sale of mutual funds and variable annuities and 12b-1 fees are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Other Income

Other non-commission income consists mainly of FINRA Registration Fees.

Income Taxes

The Company is a single member disregarded entity for federal and state income tax purposes. As a disregarded entity, the Company is not required to file federal or state income tax returns but the income and expenses of the Company are required to be included in the return of its single member. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred taxes assets and liabilities, if any, represent the future tax consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's (SEC's) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2018, the Company had net capital of $23,248 under Rule 15c3-1, which was $18,248 in excess of its required net capital of $5,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

The company operates out of residence of one of the Firm's Principal. There was no rent expense charged for the year ending December 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2018, the company adopted ASU 2014 – 09 Revenue from contracts with customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 2018 or net income for the preceding year.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 8, 2019, the date the financial statements were available to be issued.

NET CAPITAL COMPUTATION PURSUANT TO RULE 15c3-1
Schedule I
As of December 31, 2018

Total Member's Equity	$	38,839
Deduct:		
Nonallowable asset(s)		
Commissions Receivable		(3,420)
Prepaid Expenses		(12,171)
Net Capital	$	23,248

Computation of basic net capital requirement:

Minimum net capital required (greater of $5,000 or 6.6% of aggregate indebtedness)	$	5,000
Excess net capital	$	18,248

Aggregate indebtedness:

Accounts payable	$	4,368
Ratio, aggregate indebtedness to net capital		18.78%

Reconciliation with company unaudited computation (included in Part II A of Form X-17A-5) as of December 31, 2018.

Net Capital, as reported in Part II A:
Focus Report
$24,148
Decrease in Allowable Assets $900
Net Capital, per audited report as filed
$23,248

See Independent Auditor's Report on Supplementary Information

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Supreme Alliance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Supreme Alliance, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Supreme Alliance, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Supreme Alliance, LLC stated that Supreme Alliance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Supreme Alliance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Supreme Alliance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 8, 2019

SUPREME ALLIANCE LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3

SEA 15c3-3 Exemption Report

I, Henry Smith of Supreme Alliance LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the period beginning January 1, 2018 through December 31, 2018, without exception;
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Henry Smith, President